Exhibit 99.1

July 31, 2014

INVESTOR

NEWS

Fresenius Medical Care reports

strong operating results for the second quarter 2014

and confirms guidance for full year 2014

•                  Second quarter shows accelerated growth

•                  Improvement of underlying operating performance driven by both the North American as well as International segment

•                  Implemented further initiatives in the second quarter to expand the care coordination activities

•                  Company remains on track to achieve full year guidance

Second quarter 2014 key figures:

Net revenue	$3,835 million	+6%
Operating income (EBIT)	$556 million	+2%
Net income[1]	$234 million	-11%
Net income adjusted[2]	$252 million	-4%
Basic earnings per share	$0.77	-10%
Adjusted earnings per share[2]	$0.83	-3%

First half 2014 key figures:

Net revenue	$7,398 million	+5%
Operating income (EBIT)	$1,001 million	-4%
Net income[1]	$439 million	-10%
Net income adjusted[2]	$457 million	-6%
Basic earnings per share	$1.46	-9%
Adjusted earnings per share[2]	$1.52	-5%

“Rice Powell, chief executive officer of Fresenius Medical Care stated: “The second quarter showed sequentially enhanced revenue growth and improved strong operating performance. We expect the organic growth to continue in the second half of the year and are confident to meet our guidance for the full year as well as our cost savings target of up to $60 million before tax for 2014. With our recent acquisitions of Sound Physicians and MedSpring Urgent Care we made important steps in our strategy of expanding our service network to achieve excellent patient care in a more coordinated and integrated model.”

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

2  adjusted for an unfavorable tax impact of USD 18 million in the second quarter of 2014

Second quarter 2014

Revenue

Net revenue for the second quarter of 2014 increased by 6% to $3,835 million (+7% at constant currency) compared to the second quarter of 2013. Organic revenue growth worldwide was 5%. Dialysis services revenue grew by 7% to $2,949 million (+8% at constant currency) and dialysis product revenue increased by 2% to $886 million (+1% at constant currency) compared to the second quarter of 2013.

North America revenue for the second quarter of 2014 increased by 6% to $2,521 million. Organic revenue growth was 4%. Dialysis services revenue grew by 7% to $2,316 million with a same store treatment growth of 3.3%. Dialysis product revenue decreased by 6% to $205 million.

International revenue increased by 6% to $1,297 million (+7% at constant currency). Organic revenue growth was 5%. Dialysis services revenue increased by 8% to $633 million (+12% at constant currency). Dialysis product revenue increased by 3% to $664 million (+3% at constant currency).

Earnings

Operating income (EBIT) for the second quarter of 2014 increased by 2% to $556 million compared to $544 million in the second quarter of 2013. Operating income for North America increased by 3% in the second quarter of 2014 to $401 million compared to $391 million in the second quarter of 2013. In the International segment, operating income for the second quarter of 2014 increased by 11% to $243 million compared to $218 million in the second quarter of 2013.

Net interest expense for the second quarter of 2014 was $98 million, compared to $103 million in the second quarter of 2013.

Income tax expense was $177 million for the second quarter of 2014 which translates into an effective tax rate of 38.7%. This compares to income tax expense of $144 million and a tax rate of 32.6% for the second quarter of 2013. The tax rate in the second quarter of 2014 was influenced by a special tax impact which resulted in an expense of $18 million in the second quarter of 2014. On an adjusted basis the tax rate for the second quarter of 2014 was 34.8%. For the full year, the company expects a tax rate of around 34%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the second quarter of 2014 was $234 million, a decrease of 11% compared to the corresponding number of $263 million for the second quarter of 2013. On an adjusted basis net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the second quarter of 2014 was $252 million.

Basic earnings per share (EPS) for the second quarter of 2014 was $0.77, a decrease of 10% compared to the corresponding number for the second quarter of 2013. On an adjusted basis EPS for the second quarter of 2014 was $0.83. The weighted average number of shares outstanding for the second quarter of 2014 was approximately 301.8 million shares, compared to 306.3 million shares for the second quarter of 2013. The decrease in shares outstanding resulted from last year`s share buy-back program, partially offset by stock option exercises in the past twelve months.

Cash flow

In the second quarter of 2014, the company generated $449 million in net cash provided by operating activities, a decrease of 14% compared to the corresponding figure of last year and representing 12% of revenue.

A total of $218 million was spent for capital expenditures, net of disposals. Free cash flow was $231 million compared to $352 million in the second quarter of 2013.

A total of $297 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was -$66 million, compared to $339 million in the second quarter of 2013.

First half 2014

Revenue and earnings

Net revenue for the first half of 2014 increased by 5% to $7,398 million (+6% at constant currency) compared to the first half of 2013. Organic revenue growth worldwide was 4%.

Operating income (EBIT) for the first half of 2014 decreased by 4% to $1,001 million compared to $1,038 million in the first half of 2013.

Net interest expense for the first half of 2014 was $195 million, compared to $207 million in the first half of 2013.

Income tax expense for the first half of 2014 was $278 million which translates into an effective tax rate of 34.5%. This compares to income tax expense of $273 million and a tax rate of 32.8% for the first half of 2013. On an adjusted basis the tax rate for the first half of 2014 was 32.3%. For the full year, the company expects a tax rate of around 34%.

For the first half of 2014, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $439 million, down by 10% from the corresponding number of $488 million for the first half of 2013. On an adjusted basis net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first half of 2014 was $457 million.

In the first half of 2014 basic earnings per share (EPS) was $1.46, a decrease of 9% compared to the corresponding number for the first half of 2013. On an adjusted basis EPS for the first half of 2014 was $1.52. The weighted average number of shares outstanding during the first half of 2014 was approximately 301.6 million shares.

Cash flow

In the first half of 2014, the company generated $562 million in net cash provided by operating activities compared to $841 million for the same period in 2013, representing 8% of revenue.

A total of $415 million was spent for capital expenditures, net of disposals. Free cash flow for the first half of 2014 was $147 million compared to $522 million in the first half of 2013.

A total of $432 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was -$285 million, compared to $438 million in the first half of 2013.

Employees

As of June 30, 2014, Fresenius Medical Care had 94,401 employees (full-time equivalents) worldwide, compared to 87,944 employees at the end of June 2013. This increase of more than 6,400 employees was attributable to our continued organic growth as well as to acquisitions.

Balance sheet structure

The company´s total assets were $24,145 million (Dec. 31, 2013: $23,120 million), an increase of 4%. Current assets increased by 8% to $6,805 million (Dec. 31, 2013: $6,287 million). Non-current assets were $17,340 million (Dec. 31, 2013: $16,833 million), an increase of 3%. Total equity increased by 2% to $9,650 million (Dec. 31, 2013: $9,485 million). The equity ratio was 40% as compared to 41% at the end of 2013. Total debt was $9,139 million (Dec. 31, 2013: $8,417 million). As of June 30, 2014, the debt/EBITDA ratio was 3.1 (Dec. 31, 2013: 2.8).

Please refer to the attachments for a complete overview of the results for the second quarter and first half of 2014 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Strategic investments in Care Coordination

Fresenius Medical Care has entered into an agreement to invest approximately $600 million in Sound Inpatient Physicians Inc. to become majority shareholder in a network of more than 1,000 physician partners providing care in over 100 hospitals and post-acute care centers across the United States. The transaction of Sound Inpatient Physicians Inc. has been closed in July 2014.

Fresenius Medical Care also acquired MedSpring Urgent Care Centers, with operations in Illinois and Texas. MedSpring’s 14 urgent care centers provide high-quality primary care and customer service.

Thereby the company executes on the strategy disclosed earlier this year to invest in care coordination around dialysis. The investment clearly advances the commitment to address the full spectrum of care for chronically ill patients.

Outlook

The company expects revenue to be at around $15.2 billion in 2014, translating into a growth rate of around 4%. This outlook excludes revenue of about $500 million from acquisitions.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be unchanged between $1.0 billion and $1.05 billion in 2014. The company initiated a global efficiency program designed to enhance the company’s performance over a multi-year period. Potential cost savings before income taxes of up to $60 million generated from this program are not included in the outlook for 2014.

For 2014, the company expects to spend around $900 million on capital expenditures. Reflecting mainly the latest acquisitions the company now expects an acquisition spending of around $1.0 billion for fiscal year 2014 (previously $400 million). As a consequence the debt/EBITDA ratio is expected to be around 3.0 by the end of 2014.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter 2014 on Thursday, July 31, 2014, at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,335 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 280,942 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended June 30			Six months ended June 30
in US$ million, except share data, unaudited	2014	2013	Change	2014	2013	Change

Dialysis care revenue	3,014	2,811	7.2%	5,859	5,553	5.5%
Less: patient service bad debt provision	65	68	-4.5%	128	131	-2.7%
Net dialysis care revenue	2,949	2,743	7.5%	5,731	5,422	5.7%
Dialysis products revenue	886	870	1.9%	1,667	1,654	0.8%
Total net revenue	3,835	3,613	6.2%	7,398	7,076	4.5%

Costs of revenue	2,624	2,455	6.9%	5,104	4,808	6.2%
Gross profit	1,211	1,158	4.6%	2,294	2,268	1.1%
Selling, general and administrative	631	595	5.9%	1,250	1,187	5.3%
Gain on sale of dialysis clinics	(0)	(8)	-97.1%	(0)	(9)	-97.4%
Research and development	31	31	-0.7%	61	61	-0.9%
Income from equity method investees	(7)	(4)	35.2%	(18)	(9)	100.5%
Operating income (EBIT)	556	544	2.2%	1,001	1,038	-3.5%

Interest income	(13)	(7)	93.9%	(28)	(17)	64.2%
Interest expense	111	110	1.5%	223	224	-0.7%
Interest expense, net	98	103	-4.5%	195	207	-6.1%
Income before taxes	458	441	3.8%	806	831	-2.9%
Income tax expense	177	144	23.5%	278	273	2.2%
Net income	281	297	-5.7%	528	558	-5.3%
Less: Net income attributable to noncontrolling interests	47	34	33.9%	89	70	27.6%
Net income attributable to shareholders of FMC AG & Co. KGaA	234	263	-11.0%	439	488	-10.0%

Operating income (EBIT)	556	544	2.2%	1,001	1,038	-3.5%
Depreciation and amortization	169	159	6.4%	336	315	6.7%
EBITDA	725	703	3.2%	1,337	1,353	-1.1%
EBITDA margin	18.9%	19.5%		18.1%	19.1%

Weighted average number of shares
Ordinary shares	301,781,895	302,409,369		301,637,274	302,590,288
Preference shares	—	3,842,900		—	3,907,756

Basic earnings per share	$0.77	$0.86	-9.7%	$1.46	$1.59	-8.6%
Basic earnings per ADS	$0.39	$0.43	-9.7%	$0.73	$0.80	-8.6%

In percent of revenue
Cost of revenue	68.4%	67.9%		69.0%	68.0%
Gross profit	31.6%	32.1%		31.0%	32.0%
Operating income (EBIT)	14.5%	15.1%		13.5%	14.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.1%	7.3%		5.9%	6.9%

Segment and other information

	Three months ended June 30			Six months ended June 30
unaudited	2014	2013	Change	2014	2013	Change

Total
Revenue in US$ million	3,835	3,613	6.2%	7,398	7,076	4.5%
Operating income (EBIT) in US$ million	556	544	2.2%	1,001	1,038	-3.5%
Operating income margin in %	14.5%	15.1%		13.5%	14.7%
Days sales outstanding (DSO)				73	76
Employees (full-time equivalents)				94,401	87,944

North America
Revenue in US$ million	2,521	2,375	6.1%	4,914	4,662	5.4%
Operating income (EBIT) in US$ million (1)	401	391	2.6%	736	757	-2.7%
Operating income margin in % (1)	15.9%	16.4%		15.0%	16.2%
Revenue per treatment in US$	357	347	2.9%	356	349	2.0%
Cost per treatment in US$	294	286	3.1%	297	287	3.4%
Days sales outstanding (DSO)				54	54

U.S.
Revenue per treatment in US$	365	355	2.8%	364	357	2.0%
Cost per treatment in US$	300	291	3.2%	303	293	3.4%

International
Revenue in US$ million	1,297	1,228	5.6%	2,458	2,397	2.5%
Operating income (EBIT) in US$ million (1)	243	218	11.2%	423	410	3.3%
Operating income margin in % (1)	18.7%	17.8%		17.2%	17.1%
Revenue per treatment in US$	162	159	1.6%	159	161	-1.3%
Growth at constant currency	5.9%	2.4%		4.3%	2.7%
Days sales outstanding (DSO)				107	116

Corporate
Revenue in US$ million	17	10	92.2%	26	17	59.0%
Operating income (EBIT) in US$ million (1)	(88)	(65)	34.8%	(158)	(129)	22.7%

(1) Certain items, in the net aggregate amount of $6,364 and $ 11,370 for the three and six months ended June 30, 2013, respectively, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year’s presentation.

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended June 30		Six months ended June 30
in US$ million, unaudited	2014	2013	2014	2013
Segment information North America (1)
Net revenue	2,521	2,375
Costs of revenue and research and development	1,761	1,647
Selling, general and administrative	363	348
Gain on sale of dialysis clinics	0	(8)
Income from equity method investees	(4)	(3)
Costs of revenue and operating expenses	2,120	1,984
Operating income (EBIT)	401	391
Operating income margin	15.9%	16.4%

Reconciliation of net cash provided by operating activities to EBITDA (2)
Total EBITDA			1,337	1,353
Interest expense, net			(195)	(207)
Income tax expense			(278)	(273)
Change in working capital and other non-cash items			(302)	(32)
Net cash provided by operating activities			562	841

Annualized EBITDA
Operating income (EBIT)			2,220	2,164
Depreciation and amortization			669	624
Non-cash charges			51	79
Annualized EBITDA			2,940	2,867

(1) In 2013 certain items relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year’s presentation.

2) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Balance sheet

	June 30	December 31
in US$ million, except debt/EBITDA ratio	2014	2013
	(unaudited)	(audited)
Assets
Current assets	6,805	6,287
Intangible assets	12,602	12,416
Other non-current assets	4,738	4,417
Total assets	24,145	23,120

Liabilities and equity
Current liabilities	3,687	3,554
Long-term liabilities	10,136	9,433
Noncontrolling interests subject to put provisions	672	648
Total equity	9,650	9,485
Total liabilities and equity	24,145	23,120

Equity/assets ratio	40%	41%

Debt
Short-term borrowings	198	97
Short-term borrowings from related parties	162	62
Current portion of long-term debt and capital lease obligations	335	511
Long-term debt and capital lease obligations, less current portion	8,444	7,747
Total debt	9,139	8,417

Debt/EBITDA ratio	3.1	2.8

Cash flow statement

	Three months ended June 30		Six months ended June 30
in US$ million, unaudited	2014	2013	2014	2013
Operating activities
Net income	281	297	528	558
Depreciation / amortization	169	159	336	315
Change in working capital and other non-cash items	(1)	69	(302)	(32)
Net cash provided by operating activities	449	525	562	841
In percent of revenue	11.7%	14.5%	7.6%	11.9%

Investing activities
Purchases of property, plant and equipment	(220)	(186)	(419)	(334)
Proceeds from sale of property, plant and equipment	2	13	4	15
Capital expenditures, net	(218)	(173)	(415)	(319)

Free cash flow	231	352	147	522
In percent of revenue	6.0%	9.8%	2.0%	7.4%

Acquisitions, net of cash acquired, and purchases of intangible assets	(298)	(30)	(435)	(102)
Proceeds from divestitures	1	17	3	18
Acquisitions, net of divestitures	(297)	(13)	(432)	(84)
Free cash flow after investing activities	(66)	339	(285)	438

Revenue development

in US$ million, unaudited	2014	2013	Change	Change in cc	Organic growth	Same store growth[1]

Three months ended June 30
Total revenue	3,835	3,613	6.2%	6.7%	4.5%
Dialysis products	886	870	1.9%	1.2%	1.1%
Net dialysis care	2,949	2,743	7.5%	8.5%	5.6%	3.7%

North America	2,521	2,375	6.1%	6.1%	4.1%
Dialysis products	205	218	-6.2%	-6.2%	-6.1%
Net dialysis care	2,316	2,157	7.4%	7.4%	5.1%	3.3%

International	1,297	1,228	5.6%	7.2%	4.9%
Dialysis products	664	642	3.5%	2.5%	2.4%
Net dialysis care	633	586	7.9%	12.4%	7.7%	4.3%

Regional development
North America	2,521	2,375	6.1%	6.1%	4.1%
Europe/Middle East/Africa	790	755	4.6%	2.0%	2.6%
Latin America	198	211	-6.0%	10.5%	8.6%
Asia-Pacific	309	262	17.6%	19.7%	8.5%
Corporate	17	10	92.2%	87.8%

Six months ended June 30
Total revenue	7,398	7,076	4.5%	5.5%	3.9%
Dialysis products	1,667	1,654	0.8%	0.8%	0.7%
Net dialysis care	5,731	5,422	5.7%	7.0%	4.9%	3.7%

North America	4,914	4,662	5.4%	5.4%	3.8%
Dialysis products	397	401	-1.2%	-1.2%	-1.1%
Net dialysis care	4,517	4,261	6.0%	6.0%	4.2%	3.3%

International	2,458	2,397	2.5%	5.4%	3.7%
Dialysis products	1,244	1,236	0.6%	0.7%	0.5%
Net dialysis care	1,214	1,161	4.6%	10.4%	7.2%	4.4%

Regional development
North America	4,914	4,662	5.4%	5.4%	3.8%
Europe/Middle East/Africa	1,522	1,471	3.5%	1.8%	1.6%
Latin America	384	413	-6.9%	11.6%	9.6%
Asia-Pacific	552	513	7.5%	10.8%	5.3%
Corporate	26	17	59.0%	54.8%

1 same store growth = organic growth less price effects

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures product business

in US$ million, unaudited	2014	2013	Change	Change in cc

Three months ended June 30
Total product revenue	1,229	1,196	2.7%	2.7%
Less internal revenue	(343)	(326)	4.9%	6.5%
Total external revenue	886	870	1.9%	1.2%

North America	420	423	-0.8%	-0.8%
Less internal revenue	(215)	(205)	5.0%	5.0%
Total North America external revenue	205	218	-6.2%	-6.2%

International	792	765	3.6%	3.6%
Less internal revenue	(128)	(123)	4.5%	8.9%
Total International external revenue	664	642	3.5%	2.5%

Six months ended June 30
Total product revenue	2,319	2,275	1.9%	2.5%
Less internal revenue	(652)	(621)	5.1%	7.2%
Total external revenue	1,667	1,654	0.8%	0.8%

North America	806	792	1.8%	1.8%
Less internal revenue	(409)	(391)	4.9%	4.9%
Total North America external revenue	397	401	-1.2%	-1.2%

International	1,487	1,466	1.4%	2.4%
Less internal revenue	(243)	(230)	5.4%	11.2%
Total International external revenue	1,244	1,236	0.6%	0.7%

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures service business

	Six months ended June 30, 2014
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,335	4%	36	280,942	6%	20,632,860	4%

North America	2,159	3%	26	173,557	3%	12,992,537	4%

International	1,176	6%	10	107,385	12%	7,640,323	6%
Europe/Middle East/Africa	634	1%	5	52,905	5%	3,964,454	5%
Latin America	231	1%	3	29,507	6%	2,260,929	6%
Asia-Pacific	311	24%	2	24,973	41%	1,414,940	8%

Quality data

	North America		Europe/Middle East/ Africa		Asia-Pacific
in % of patients	Q2 2014	Q1 2014	Q2 2014	Q1 2014	Q2 2014	Q1 2014
Clinical Performance
Single Pool Kt/v > 1.2	97	97	96	96	97	97
No catheter (> 90 days)	83	83	83	83	92	92
Hemoglobin = 10-12 g/dl	74	73	63	60	59	58
Hemoglobin = 10-13 g/dl	79	78	77	77	67	66
Albumin > 3.5 g/dl1)	82	85	89	89	91	91
Phosphate < 5.5 mg/dl	63	65	77	78	71	68
Calcium = 8.4-10.2 mg/dl	84	83	78	79	74	75
Hospitalization days	9.4	9.4	9.4	9.5	4.2	4.1

Demographics
Average age (in years)	62	62	63	63	64	64
Average time on dialysis (in years)	4.0	4.0	5.4	5.3	4.8	4.7
Average body weight (in kg)	82	82	72	72	60	60
Prevalence of diabetes (in%)	60	58	28	28	39	38

1) International standard BCR CRM470

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.fmc-ag.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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